October 2008
Preliminary Terms No. 800
Registration Statement No. 333-131266
Dated October 21, 2008
Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes due November 3, 2023
6-Month USD LIBOR Range Accrual Notes

As further described below, interest will accrue on the notes at a rate of (i) Years 1 - 2:  11.25% per annum and (ii) Years 3 - maturity:  11.25% per annum for each day that 6-Month USD LIBOR is greater than 0% and less than or equal to 7.00%.  We have the right to redeem the notes on any interest payment date, beginning November 3, 2010.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	October , 2008
Original issue date:	November 3, 2008
Maturity date:	November 3, 2023
Interest Accrual Date:	November 3, 2008
Principal protection:	100%
Interest:
Original issue date to but excluding November 3, 2010: 11.25%
November 3, 2010 to but excluding the maturity date (the “floating interest rate period”):
(x) 11.25% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference rate is within the reference rate range (“accrual days”); and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day in the floating interest rate period the reference rate is not within the reference rate range, interest will accrue at a rate of 0.00% per annum for that day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each February 3, May 3, August 3 and November 3, beginning February 3, 2009; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100%
Redemption:
Beginning November 3, 2010, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

Redemption dates:	November 3, 2010, and on each interest payment date thereafter.
Reference rate:	6-Month USD LIBOR-BBA. Please see “Additional Provisions – Reference rate” below.
Reference rate range:	Greater than 0% and less than or equal to 7.00%
Reference rate cutoff:
Floating interest rate period:   The reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Specified currency:	U.S. dollars
CUSIP:	61745ER29
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	%	%
Total	$	$	$

(1)  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007           Prospectus dated January 25, 2006

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0707001

Senior Floating Rate Notes due 2023
6-Month USD LIBOR Range Accrual Notes

Additional Provisions

Reference rate

“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

New York banking day

New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest that would accrue on the notes based on the total number of calendar days in an interest payment period on which the reference rate is within the reference rate range. The table assumes that the interest payment period contains 90 calendar days and an interest rate of 11.25% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made.  The actual quarterly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference rate level on each day.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.

N	Hypothetical Interest Rate
0	0.00000%
25	3.12500%
50	6.25000%
75	9.37500%
90	11.25000%

Historical Information

The following graph sets forth the reference rate for the period from January 1, 2003 to October 20, 2008.  The historical performance of the reference rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period during the floating interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

October 2008	Page 2

Senior Floating Rate Notes due 2023
6-Month USD LIBOR Range Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Yield Risk

▪
If there are no accrual days in any interest payment period during the floating interest rate period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period during the floating interest rate period, that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that the reference rate remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The reference rate for the last five New York banking days of an interest payment period during the floating interest rate period will be the reference rate on the London banking day immediately prior to those five days. Because the reference rate for the last five New York banking days of an interest payment period during the floating interest rate period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

▪
Early redemption risk.  The issuer retains the option to redeem the notes after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the level of the reference rate, (ii) volatility of the reference rate, (iii) changes in interest rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, (v) time remaining to maturity.  Primarily, to the extent that the reference rate level remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

October 2008	Page 3

Senior Floating Rate Notes due 2023
6-Month USD LIBOR Range Accrual Notes

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Other

▪
The historical performance of the reference rate is not an indication of future performance. Historical performance of the reference rate should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
Our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

October 2008	Page 4

Senior Floating Rate Notes due 2023
6-Month USD LIBOR Range Accrual Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on November 3, 2008, which will be the        scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on October 20, 2008, the “comparable yield” would be a rate of 6.6530% per annum, compounded quarterly; however, the comparable yield for the notes will be determined on the pricing date and may be materially different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note consists of the following:

DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS
February 3, 2009	28.3065	February 3, 2014	13.9067	February 3, 2019	13.4816
May 3, 2009	27.4315	May 3, 2014	13.2985	May 3, 2019	13.0260
August 3, 2009	28.3562	August 3, 2014	13.5723	August 3, 2019	13.4758
November 3, 2009	28.3562	November 3, 2014	13.4545	November 3, 2019	13.4570
February 3, 2010	28.3562	February 3, 2015	13.4056	February 3, 2020	13.4385
May 3, 2010	27.4315	May 3, 2015	12.9245	May 3, 2020	13.1110
August 3, 2010	28.3562	August 3, 2015	13.3391	August 3, 2020	13.3766
November 3, 2010	28.3562	November 3, 2015	13.3645	November 3, 2020	13.3730
February 3, 2011	16.4183	February 3, 2016	13.3535	February 3, 2021	13.3621
May 3, 2011	15.5036	May 3, 2016	13.0391	May 3, 2021	12.9300
August 3, 2011	15.6348	August 3, 2016	13.3435	August 3, 2021	13.3486
November 3, 2011	15.3001	November 3, 2016	13.3346	November 3, 2021	13.3276
February 3, 2012	15.0734	February 3, 2017	13.3600	February 3, 2022	13.3291
May 3, 2012	14.4580	May 3, 2017	12.9681	May 3, 2022	12.8794
August 3, 2012	14.5811	August 3, 2017	13.4239	August 3, 2022	13.3157
November 3, 2012	14.5489	November 3, 2017	13.4334	November 3, 2022	13.3029
February 3, 2013	14.5403	February 3, 2018	13.4830	February 3, 2023	13.2954
May 3, 2013	14.0314	May 3, 2018	13.0400	May 3, 2023	12.8617
August 3, 2013	14.3481	August 3, 2018	13.4903	August 3, 2023	13.2881
November 3, 2013	14.1216	November 3, 2018	13.4982	November 3, 2023	1,013.2699

The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “Description of Notes — United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments  that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

October 2008	Page 5